EXHIBIT 99.2

Board of directors resolves to convene the Company’s annual general meeting on June 24, 2016.

Date of events: 2016/3/11

Contents:

1. Date of the board of directors resolution: 2016/03/11

2. Date for convening the shareholders’ meeting: 2016/06/24

3.	Location for convening the shareholders’ meeting: Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting:

(1)	Matters for Ratification and Discussion (I): The amendment to the ” Articles of Incorporation”

(2)Report items:

a. The Company’s 2015 business report

b. 2015 audit committee’s audit report concerning the Company’s financial statements

c. Report on 2015 remuneration allocation for directors and employees

(3)	Matters for Ratification and Discussion (II):

a. Ratification of 2015 business report and financial statements

b. Ratification of 2015 profit allocation proposal

(4)	Elections: The election of the Company’s 8th term directors

(5)	Other matters: Release of restrictions on competitive activities on the 8th term of directors

(6)	Other business and special motions

5. Book closure starting date: 2016/04/26

6. Book closure ending date: 2016/06/24

7.	Any other matters that need to be specified: This (2016) annual general meeting will adopt electronic voting as one of the voting methods for shareholders to excise their voting power.